(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: March 31, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

E Med Future, Inc.

Full Name of Registrant

794 Morrison Road, Suite 911

Address of Principal Executive Office (Street and Number)

Columbus, Ohio 43230

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

Previously, the Company, then known as Micro-Economics, Inc., was a shell company authorized to trade on the Nasdaq Over-the-Counter Bulletin Board pending its acquisition of an operating business. On April 4, 2003, the Company participated in a merger in which it acquired E Med Future, Inc., a Columbus Ohio-based distributor of the NeedleZap®, a safety device intended to help reduce accidental hypodermic needle sticks by disintegrating the sharp portion of the needle.

Pursuant to the terms of the merger agreement, the Company changed its corporate name to E Med Future, Inc., the officers and directors of the Company resigned and Robert J. Ochsendorf, D. Dane Donohue and Juan J. Perez were appointed to the board. Messrs. Ochsendorf and Donohue now serve the Company as President and Executive Vice President, respectively.

E Med is unable to timely file its Form 10-QSB for the quarter ending March 31, 2003 because of unavoidable delays in the preparation of the filing caused by the recent merger and the limited amount of time new management has been in place, and cannot do so without unreasonable effort and expense. E Med expects to file its Form 10-QSB within the time period prescribed by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Christopher J. Hubbert, Esq.	216	736-7215
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s results of operations will differ significantly from previously filed information because the financials will now reflect the acquisition of E Med Future, Inc. as described in Part III above.

E Med Future Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

E MED FUTURE, INC.

Date: May 15, 2003	By	/s/ D. DANE DONOHUE
D. Dane Donohue, Executive Vice President